SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34770 ; File No. 812-15382

MidCap Financial Investment Corporation, et al.

December 9, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., Apollo Tactical Income Fund Inc., Apollo Debt Solutions BDC, Apollo Diversified Credit Fund, Apollo Investment Management, L.P., Apollo Credit Management, LLC, Apollo Capital Credit Adviser, LLC, AA Direct, L.P., A-A European Senior Debt Fund, L.P., AA Infrastructure Fund 1 Ltd., ACE Credit Fund, L.P., AESI II, L.P., AGRE Debt Fund I, L.P., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., ALM VI, Ltd., ALM VII (R), Ltd., ALM VII (R)-2, Ltd., ALM VII, Ltd., ALM VIII, Ltd., ALM XII, Ltd., ALM XIX, Ltd., ALM XVI, Ltd., ALM XVII, Ltd., ALM XVIII, Ltd., ALME Loan Funding IV B.V., Amissima Diversified Income ICAV, AMN Loan Fund, L.P., AP Kent Credit Master Fund, L.P., Apollo Accord Master Fund II, L.P., Apollo

Accord Master Fund III, L.P., Apollo Accord Fund III B, L.P., Apollo Accord Fund IV, L.P., Apollo A-N Credit Fund, L.P., Apollo Asia Real Estate Fund II, L.P., Apollo Atlas Master Fund, LLC, Apollo Chiron Credit Fund, L.P., Apollo Commercial Real Estate Finance, Inc., Apollo Credit Master Fund Ltd., Apollo Credit Opportunity Fund III LP, Apollo Credit Strategies Master Fund Ltd., Apollo European Principal Finance Fund III (Dollar A), L.P., Apollo Hybrid Value Fund, L.P., Apollo Hybrid Value Fund II, L.P., Apollo Humber Partners, L.P., Apollo Humber Management, L.P., Apollo Impact Mission Fund, L.P., Apollo Infrastructure Opportunities Fund II, L.P., Apollo Investment Fund IX, L.P., Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Kings Alley Credit Fund, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo Moultrie Credit Fund, L.P., Apollo Natural Resources Partners II, L.P., Apollo Natural Resources Partners III, L.P., Apollo Navigator Aviation Fund I, L.P., Apollo Revolver Fund, L.P., Apollo Structured Credit Recovery Master Fund IV LP, Apollo Strategic Origination Partners, L.P., Apollo Tactical Value SPN Investments, L.P., Apollo Total Return Master Fund Enhanced LP, Apollo Total Return Master Fund L.P., Apollo Tower Credit Fund, L.P., Apollo U.S. Real Estate Fund II L.P., Apollo U.S. Real Estate Fund III, L.P., Apollo Zeus Strategic Investments, L.P., Apollo/Cavenham European Managed Account II, L.P., Athene Holding Ltd., Athora Lux Invest S.C.Sp., Financial Credit Investment II, L.P., Financial Credit Investment III, L.P., Financial Credit Investment IV, L.P., MidCap FinCo Holdings Ltd, NNN Investor 1, L.P., Athora Lux Invest NL S.C.Sp., ACE Credit Management, LLC, ACF Europe Management, LLC, ACREFI Management, LLC, Aegon Ireland plc, AGRE—CRE Debt Manager, LLC, AGRE NA Management, LLC, AP Kent Management, LLC, Apollo Accord Management II, LLC, Apollo Accord Management III, LLC, Apollo Accord Management III B, L.P., Apollo Accord Management IV, L.P., Apollo A-

N Credit Management, LLC, Apollo Asia Management II, L.P., Apollo Asset Management Europe LLP, Apollo Atlas Management, LLC, Apollo Capital Management, L.P., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership L.P., Apollo Chiron Management, LLC, Apollo Credit Management (CLO), LLC, Apollo Credit Opportunity Management III, LLC, Apollo EPF Management III, LLC, Apollo Europe Management III, LLC, Apollo European Senior Debt Management, LLC, Apollo European Strategic Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Hybrid Value Management, L.P., Apollo Hybrid Value Management II, L.P., Apollo Impact Mission Management, L.P., Apollo India Credit Opportunity Management, LLC, Apollo Infrastructure Opportunities Management II, L.P., Apollo Investment Management Europe LLP, Apollo Kings Alley Credit Fund Management, LLC, Apollo Lincoln Fixed Income Management, LLC, Apollo Lincoln Private Credit Management, LLC, Apollo Management International LLP, Apollo Management IX, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Moultrie Credit Fund Management LLC, Apollo NA Management II, LLC, Apollo NA Management III, LLC, Apollo Navigator Management I, LLC, Apollo Oasis Management, LLC, Apollo Origination Management, L.P., Apollo PPF Credit Strategies Management, LLC, Apollo Oasis Partners, L.P., Apollo Origination Partnership, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Revolver Capital Management, LLC, Apollo ST Fund Management LLC (DE), Apollo Strategic Origination Management, L.P., Apollo Structured Credit Recovery Management IV LLC, Apollo Tactical Value SPN Management, LLC, Apollo Thunder Management, LLC, Apollo Thunder Partners, L.P., Apollo Total Return Enhanced Management, LLC, Apollo Tower Credit Management, LLC, Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Apollo Zeus Strategic Management,

LLC, Apollo/Cavenham EMA Management II, LLC, Financial Credit Investment II Manager, LLC, Financial Credit Investment III Manager, LLC, Financial Credit Investment IV Manager, LLC, Apollo Investment Management Europe (Luxembourg) S.a r.l., Apollo Total Return Management LLC, Apollo Commodities Management, L.P., Apollo Insurance Solutions Group LP, Apollo MidCap US Direct Lending 2019, L.P., NNN Investor 2 (Auto), L.P., NNN Opportunities Fund, L.P., Apollo PPF Opportunistic Credit Partners (Lux), SCSp, Apollo PPF Credit Strategies, LLC, Apollo PPF Credit Management, LLC, Apollo Co-Investment Capital Management, LLC, Alteri Investments II, SCSp, Merx Aviation Finance, LLC., Apollo Accord+ Fund (Lux), SCSp, Apollo Accord+ Offshore Fund, L.P., Apollo Accord+ Fund, L.P., Apollo Revolver Fund II (Offshore), L.P., Apollo Revolver Fund II, L.P., Apollo Revolver Fund II (ATH), L.P., Apollo Accord+ Management, L.P., Apollo Revolver Management II (ATH), L.P., Apollo Revolver Management II, L.P., Apollo Accord Fund V, L.P., Apollo Investment Fund X, L.P., Apollo Total Return Fund—Investment Grade, L.P., Apollo Accord Management V, L.P., Apollo Management X, L.P., Apollo Total Return Fund—Investment Grade Management, L.P., and ACMP Holdings, LLC.

Filing Dates: The application was filed on August 31, 2022, and amended on December 06, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing.   Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on January 3, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.   Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Blass, Esq., at David.Blass@stblaw.com. Christopher Healey, Esq. at Christopher.Healey@stblaw.com, and Steven Grigoriou, Esq., at Steven.Grigoriou@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Bruce R. MacNeil, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated December 6, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary